

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

Via E-mail
Alex Viecco
Chief Executive Officer
Montalvo Spirits, Inc. (f/k/a Advanced Cloud Storage, Inc.)
112 North Curry Street
Carson City, Nevada 89703-4934

> **Re:** **Montalvo Spirits, Inc.**
> **Current Report on Form 8-K**
> **Filed December 24, 2012**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed January 15, 2013**
> **File No. 333-173537**

Dear Viecco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K filed December 24, 2012

General

1. Please update your EDGAR profile to reflect the change in your company's name and any other information that has changed as a result of the events described in your current reports. For your reference, please refer to "Information for EDGAR Filers," which is available on our website.

2. You have not provided page numbers in your current report. In your next amendment please ensures that you include page numbers. For purposes of this letter we will identify page number by numbering your pages sequentially with page 1 being the first page after

you cover page; which has heading on the top of the page of "FORWARD-LOOKING STATEMENTS."

3. Throughout your current report, please consistently use post-split share numbers to describe share holdings after the completion of the share exchange transaction.

4. Please tell us and disclose whether you intend to change your fiscal year from the March 31 fiscal year-end used prior to the Exchange transaction, as we note Casa Montalvo Holdings Inc. historically used a December 31 fiscal year-end. If you plan to change your fiscal year, please tell us when you intend to file Item 5.03 of Form 8-K. Please also note a change in fiscal year cannot result in the lapse in reporting any period of financial statements.

Post-Exchange Beneficial Ownership of the Company's Common Stock, page 2

5. Please disclose the date that was used in calculating the beneficial information and furnish the information as of the most recent practicable date. In doing so, please use post-split share numbers.

6. Please disclose the addresses for each person or entity. Please refer to Item 403(a) of Regulation S-K.

7. Please provide the ownership disclosures for directors and officers required by Item 403(b) of Regulation S-K.

8. In the second paragraph, please delete the last sentence (beginning "Including those shares in the tables . . . .") or tell us why you believe this disclaimer is appropriate in light of the applicable disclosure requirements.

9. Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by Point Loma Capital, Inc.

Description of Business of Casa Montalvo Holdings, Inc.

10. Please revise your disclosure as necessary to describe how your products are or will be distributed in control states (as defined in the risk factor on page 9) and discuss the impact, if any, of control state regulation on your business. In addition, please identify the control states in which you currently do business and the control states in which you currently plan to do business.

11. Please revise your disclosure to discuss your arrangements for managing your inventory. In this regard, we note your inventory risk factor on page 10.

Target market and Marketing Strategy, page 5

12. We note your statement that you have gained "editorial coverage" of your brands. Please tell us what you mean by "editorial coverage" and revise your disclosure accordingly. In addition, please provide us with the basis for this statement. Similarly, please provide us with the basis for your assertion on page 6 in the paragraph entitled "Products" that Montalvo Tequila is "award winning." If your tequila has won awards or editorial coverage please provide us with documentation, such as news articles, for the basis for your statements.

Patents and Trademarks, page 6

13. Please revise your disclosure to discuss the patents that you refer to in the risk factor on page 11.

Risk Factors, page 8

14. Please revise your risk factor disclosure as necessary to tailor them to your new business. As drafted, many of your risk factors appear to be overly generic and not tailored to your business. By way of example only, please refer to the following risk factors:

- "We have inadequate capital and need for additional financing to accomplish our business and strategic plans," page 8

- "Our limited operating history does not afford investors a sufficient history on which to base an investment decision," page 8

- "Recent worldwide and domestic economic trends and financial market conditions could adversely impact our financial performance," page 8

15. Please add a new risk factor to address the risks associated with the substantial doubt regarding your ability to continue as a going concern.

Sales of our currently issued and outstanding stock may become freely tradable . . . , page 16

16. Please revise this risk factor to address the limits on the ability of your security holders to use Rule 144 because of your former status as a shell company. In this regard, we note based on your disclosure that you ceased to be a shell company on or about December 21, 2012. Please refer to Rule 144(i) under the Securities Act of 1933, as amended.

Management's Discussion and Analysis of Financial Condition, page 21

17. Please revise your disclosure to expand upon your plan of operations for the next 12 months, addressing how you plan to grow your business, what funds you anticipate needing to support such growth and what sources you intend to pursue to secure such funding.

Target Markets and Marketing Strategy, page 22

18. We note your statement in the second paragraph that you "employ in-house marketing, sales and customer service personnel." Please reconcile this statement with your statements elsewhere that you do not have any employees.

Amendment No. 1 to Current Report on Form 8-K filed January 15, 2013

Exhibit 99.4

Pro Forma Balance Sheets, page F-4

19. Please revise to remove the pro forma balance sheet as of December 31, 2011. The pro forma balance sheet should only be provided for the later of the end of the most recent fiscal year or latest interim period required by Rule 8-02 or 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or Robin Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director